                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                (AMENDMENT NO.3)

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              STERLING SUGARS, INC.
                              (Name of the Issuer)

                              STERLING SUGARS, INC.
                                  P. O. BOX 572
                               FRANKLIN, LA 70538
                       (Names of Persons Filing Statement)

                             M.A. PATOUT & SON, LTD.
                                PETER V. GUARISCO
                                ROBERT B. PATOUT
                              FRANK WILLIAM PATOUT
                             WILLIAM S. PATOUT, III
        (Names of Persons Filing Statement, if other than the Registrant)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    859604100
                      (CUSIP Number of Class of Securities)

                                CRAIG P. CAILLIER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  P.O. BOX 572
                               FRANKLIN, LA 70538
            (Name, Address and Telephone Number of Person Authorized
  to Receive Notices and Communications on Behalf of Persons Filing Statement)

    This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.

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b.    [ ] The filing of a registration statement under the Securities Act of
          1933.

c.    [ ] A tender offer.

d.    [ ] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

      Transaction Valuation            Amount of Filing Fee
            $934,848*                       $110.03**

* The "Transaction Value" amount referred to above is approximately the sum of
(i) the product of 2,500,000 outstanding shares of Common Stock and $9.00, the cash price per share to be paid in the proposed reverse stock split and (ii) 0.0288, the estimated percentage of outstanding shares of Common Stock to be acquired by the issuer pursuant to the reverse stock split.

** In accordance with Fee Rate Advisory #6 for Fiscal Year 2005 issued by the U.S. Securities and Exchange Commission on December 9, 2004, under the Securities Exchange Act of 1934, by multiplying the Transaction Value by 0.00011770.

      [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:        $186.97
     Form or Registration No.:      13e-3
     Filing Party:                  Sterling Sugars, Inc.
     Date Filed:                    November 8, 2004


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                                  INTRODUCTION

      This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("SCHEDULE 13E-3") filed with the Securities and Exchange Commission on November 8, 2004, as well as the Amendment No. 1 to that
Schedule 13E-3 filed on February 9, 2005, and the Amendment No. 2 filed on
May 31, 2005 (the "PREVIOUS FILINGS"), by Sterling Sugars, Inc., a Louisiana Corporation ("STERLING" or the "COMPANY"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 3 is a final amendment reporting the results of the transaction.

                           RESULTS OF THE TRANSACTION

      At its Annual Meeting on June 30, 2005, after due and proper notice and disclosure of information as required by the Securities and Exchange Commission (the "SEC"), applicable law and the Company's governance documents, the Company submitted to its shareholders a proposal to take the Company private through the adoption of an amendment to Sterling's Articles of Incorporation providing for:

(a) a one-for-2,000 reverse stock split of the Company's one dollar ($1.00) par value common stock ("COMMON STOCK"); and

(b) a cash payment of $9.00 per pre-split share of Common Stock, in lieu of issuance of fractional shares, to Stockholders left with less than one share following the reverse stock split (the "PURCHASE PRICE").

      Items (a) and (b) were considered as one proposal (the "SPLIT
TRANSACTION").

      The Split Transaction was overwhelmingly approved by affirmative vote of shareholders representing approximately 93% of Company's ownership, significantly more than the majority approval required for such transactions. Approximately 1.8% voted against the Split Transaction, and fewer than 1% abstained. The total number of shares voted, in present and by proxy, represented more than 95% of the Company's ownership.

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      The following represents an approximate tabulation of the results of the vote affirming the Split Transaction:

            Total Shares Outstanding:           2,500,000
            Total Shares Voted*:                2,380,364
            Shares Voted in Favor:              2,335,658
            Shares Voted Against:                  43,915
            Shares Voted to Abstain:                  791

                  * In person or by proxy.

      The Split Transaction was made final and effective as of July 1, 2005 by the filing of an amendment to the Company's Articles of Incorporation, reducing the number of the Company's outstanding shares from 2,500,000 shares to 1,250 shares, and as described herein above as well as in the Previous Filings and the proxy materials.

      All other information and disclosures provided in the Previous Filings remain the same except as otherwise revised or amended herein.

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                                    SIGNATURE

      After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 8, 2005

                                          STERLING SUGARS, INC.

                                          BY: /s/ Craig Caillier
                                              ----------------------------
                                              Craig P. Caillier, President


                                          M.A. PATOUT & SON, LTD.

                                          BY: /s/ Craig Caillier
                                              ----------------------------
                                              Craig P. Caillier, President


                                          PETER V. GUARISCO

                                          BY: /s/ Scott Tucker
                                              ----------------------------
                                              Scott Tucker, P.O.A.

                                              /s/ Robert B. Patout
                                              ----------------------------
                                              Robert B. Patout

                                              /s/ Frank Wm. Patout
                                              ----------------------------
                                              Frank William Patout

                                              /s/ William S. Patout, III
                                              ----------------------------
                                              William S. Patout, III


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